Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated April 17, 2009

Relating to Registration Statements on Form S-3 Registration Nos. 333-149561 and 333-158618

Hansen Medical, Inc.

11,692,000 shares

This free writing prospectus relates only to the securities described in, and should be read together with, the prospectus dated March 17, 2008 (the “Prospectus”) included in Hansen Medical, Inc.’s Registration Statements on Form S-3 (Registration Nos. 333-149561 and 333-158618) relating to these securities. The following information supplements and updates the information contained in the Prospectus.

Issuer:	Hansen Medical, Inc.
Symbol:	HNSN
Shares offered by the Issuer:	11,692,000 shares
Price to the public:	$3.25
Net proceeds to the Issuer:	$35,134,060
Purchases by affiliates of the Issuer:

Dr. Fredric H. Moll, Hansen Medical’s chief executive officer, and entities affiliated with De Novo Ventures II, L.P., Kearny Venture Partners, the successor of Thomas Weisel Healthcare Venture Partners LLC, Prospect Venture Partners II, L.P. and Skyline Venture Partners III, L.P., which are each principal stockholders of Hansen Medical, have indicated an interest in purchasing an aggregate of approximately 1,092,312 shares of common stock in this offering. Dr. Moll is a member of Hansen Medical’s board of directors and each of the aforementioned entities is affiliated with a member of the Hansen Medical’s board of directors. Because these indications of interest are not binding agreements or commitments to purchase, any or all of these stockholders may elect not to purchase any shares in this offering, or Hansen Medical’s underwriter may elect not to sell any shares in this offering to any or all of these stockholders.

Dilution:	As of December 31, 2008, Hansen Medical had a per share net tangible book value of common stock of $1.89. Based on the public offering price of $3.25 per share, if you purchase shares of common stock in this offering, you will suffer dilution of approximately $1.01 per share in the net tangible book value of the common stock and as a result of the offering, the per share net tangible book value of common stock will increase by approximately $0.35.
Trade date:	April 17, 2009
Closing date:	April 22, 2009
CUSIP:	411307 10 1
Underwriter:	Piper Jaffray & Co.

The issuer filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may obtain these documents for free by visiting EDGAR or the SEC website at www.sec.gov. Alternatively, a written prospectus and accompanying prospectus supplement related to the offering may be obtained from Piper Jaffray & Co. at 800 Nicollet Mall, Minneapolis, MN 55402, Attention: Equity Capital Markets, or by telephone at (800) 747-3924.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR AFTER THIS MESSAGE ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.